UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of September 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, September 15th, 2006

Press release

Veolia Environnement reports first half-year results at June 30, 2006

Further improvement in results

Consolidated revenue: €13,998 million, up 13.7% at current exchange rates

(+12.9% at constant exchange rates)

Recurring operating income(1): €1,125.0 million, up 17.8% at current exchange rates (+16.5% at constant exchange rates)

     Net income: €444.5 million versus €316.9 million, up 40.3%

Recurring net income(2): €377.0 million versus €317.1 million, up 19.0%

Free cash flow before new major projects: €655 million versus €306 million

     The company has decided to apply, as from January 1, 2006, IFRS draft interpretations D12/D13/D14 relating to concessions. To ensure the comparability of data, the first half and full year 2005 accounts have been restated to reflect this new accounting treatment and are shown in Appendix 1.

CONFIRMATION OF THE BUSINESS MODEL AND ACCELERATED GROWTH
Veolia Environnement continued to grow in all its businesses, benefiting from strong demand in all of its sectors of activity. The company was awarded several new contracts, particularly in the municipal sector in the Czech Republic, Slovakia (winning the first public tender launched in this country), the Middle East and Asia in Water, in the UK and Asia in Waste Management, in Italy in Energy Services and in the United States in Transportation. In addition, the company continued to win several new contracts in the industrial sector, notably in China, the UK and Germany. Consolidated revenue amounted to €13,998 million, compared to €12,307 million at June 30, 2005, a rise of 13.7% at current exchange rates and of 12.9% at constant exchange rates.

(1)	A table reconciling recurring operating income to operating income appears in Appendix 2 to this press release.
(2)	A table reconciling recurring net income to net income appears in Appendix 2 to this press release.

CONTINUED IMPROVEMENT IN PROFITABILITY

Recurring operating income increased by 17.8% at current exchange rates (+16.5% at constant exchange rates) to €1,125.0 million compared to €955.0 million at June 30, 2005. This increase was due to the growth in business activity, the continued improvement in productivity and the greater degree of maturity in the portfolio of contracts built up over the last few years. Operating income amounted to €1,125.0 million, compared to €959.5 million at June 30, 2005, a rise of 17.2% at current exchange rates.

Each of the company’s divisions contributed to the improvement in operating income.

Veolia Water’s recurring operating income amounted to €526.6 million versus €462.9 million in the first half of 2005 (+12.7% at constant exchange rates).
In France, operating income benefited from the solid level of activity in the Distribution and Works/Engineering businesses.
In Europe, operating performances continued to improve, in particular in the UK and in Central Europe. Results in Asia and the Africa/Middle East region accelerated strongly. Lastly, profitability in the engineering and technological solutions businesses showed a marked improvement (in France, as well as in Germany and the US).
Recurring operating income at Veolia Environmental Services, the waste management division, amounted to €307.2 million versus €247.2 million in the first half of 2005 (+23.2% at constant exchange rates).
Operating performance in France was supported by an increase in volumes treated and continued measures to improve efficiency.
Outside France, the strong growth in operating income was due to rising business volumes from integrated contracts that entered into force in the UK (in particular, new infrastructure in Hampshire and the start-up of a new incinerator in Sheffield), as well as new contracts that entered into force in the Asia-Pacific region and the overall healthy state of the industrial services business. In the US, results benefited from an increase in prices and higher volumes treated in the solid waste business, as well as strong momentum in industrial services.
Veolia Energy’s recurring operating income was €266.7 million versus €223.8 million in the first half of 2005 (+17.3% at constant exchange rates).
In France, operating margins remained stable.
Outside France, earnings rose strongly in Central Europe as a result of higher prices, favorable weather conditions in the Czech Republic and Poland and the start-up of new contracts (notably Lodz).
Operating income was also supported by the positive contribution from sales of surplus greenhouse gas emission quotas.
Veolia Transport’s recurring operating income amounted to €70.2 million, compared to €60.0 million in the first half of 2005 (+16.2% at constant exchange rates).
In France, profitability improved in all business areas.
Outside France, operations were marked by the recovery now underway in Sweden and by good performances in North America (in particular the impact of the ATC and Shuttleport acquisitions and the full effect of the Denver contract).
The EBRD's participation in the capital of Veolia Transport Central Europe – a company which includes the overall transportation activities in Central and Eastern Europe – was finalized in the first half of 2006.

STRONG CASH FLOW GENERATION

Cash flow from operations before tax and interest expense amounted to €1,912.6 million versus €1,726.7 million at June 30, 2005, up 10.8% . This reflected the contribution from recent contracts and efforts to improve productivity.

After taking into account the repayment of financial operating assets (€243 million), total cash generated was €2,156 million, compared to €1,883 million in the first half of 2005, up 14.5% . The company also continued its active asset-management policy and carried out disposals of industrial assets and investments amounting to €226 million.

As such, the cash flow generated covered, in addition to interest expense and current taxes, all maintenance capital expenditures (€540 million) as well as growth and development capital expenditures totaling €313 million and new financial operating assets (€159 million) as well as the change in working capital requirement linked to the growth of the business.

As such, free cash flow before new major projects amounted to €655 million, compared to €306 million in the first half of 2005.

To drive future growth, the company made targeted investments of €338 million, of which a significant part was related to the acquisition of the holding companies linked to the Kunming and Changzhou contracts (China), the contract awards in Poprad and Banska Bystrica (Slovakia) in Water, the establishment of a business in Canada in Energy Services, the acquisitions of Shuttleport (US) and Dunn Line (UK) in Transportation, and the acquisition of Biffa’s subsidiary in Belgium in Waste Management.

After these investments and the dividend payment, net financial debt was stable at €13.8 billion, compared to €13.9 billion at December 31, 2005.

COST OF BORROWING STABLE

The cost of net financial debt at June 30, 2006 remained stable, decreasing slightly from €333.1 million at June 30, 2005, to €331.0 million at June 30, 2006. The cost of net financial debt remained stable due to only a slight increase in average net financial debt between the first half of 2005 and the first half of 2006, and a cost of borrowing rate of 4.95% that was in line with the rate in the first half of 2005.

STRONG GROWTH IN NET INCOME

Driven by good operating results and the stability in the cost of borrowing, consolidated recurring net income amounted to €377.0 million at June 30, 2006, compared to €317.1 million at June 30, 2005, a rise of 19.0% .

Net income amounted to €444.5 million in the first half of 2006, versus €316.9 million in the first half of 2005. Net income in the first half of 2006 included net income from discontinued operations of €54 million, which related to the sale of the company’s stake in Southern Water.

OUTLOOK

Following the Board of Directors’ meeting, Veolia Environnement’s Chairman and Chief Executive Officer, Henri Proglio, stated:

"These strong results are a continuation of the pattern of previous periods and confirm the success of our business model. In each of our businesses, Veolia Environnement has continued to exhibit its commercial strength. Veolia Environnement has also made targeted acquisitions in its core businesses (such as the purchase of Cleanaway in the UK in waste management).

Overall, these figures allow us to confirm for 2006 our objective of more than 10% revenue growth, with operating income and recurring net income growing at a relatively faster rate”.

Important Disclaimer.
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, such as: risks relating to the development of Veolia Environnement’s activities in highly competitive sectors which require substantial human and capital resources; the risk that changes in the prices of fuel and other commodities or in tax levels reduce Veolia Environnement’s profits; the risk that governmental authorities modify or terminate some contracts entered into with Veolia Environnement; the risk that Veolia Environnement incur higher costs in the future in connection with the compliance with environmental regulations; risks relating to exchange rate fluctuations which may have an adverse effect on Veolia Environnement financial situation as reflected in its financial statements and/or on the trading and sales prices of Veolia Environnement’s shares; risks relating to Veolia Environnement potential environmental liabilities with respect to past, present and future activities; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

First half-year results at June 30, 2006
September 15th 2006 at 8.30 am (CET)

To listen to the presentation, please dial +44 207 138 0840

Phone number +33 1 71 23 02 48 (France)
Phone number +44 207 806 19 70 (U-K)
Phone number +1 718 354 1112 (US)

Code 5452826# (French version)
Code 1410804# (English version)

Appendix 1
Memo on draft interpretation D12
(the treatment of concessions under IFRS)

Draft interpretation D12
For a contract to be considered as subject to the application of D12, the three following criteria must be satisfied:

The service provided under the contract has the nature of a service to the public ;
The grantor controls or regulates the services (the infrastructure’s operating terms, the purpose of the concession) and sets the payment for the service.
At the end of the contract, the infrastructure reverts to the grantor and has a significant residual value – i.e. a useful life that is longer than the length of the contract.

According to interpretation D12, such infrastructure cannot be recorded as fixed assets in the operator’s balance sheet. When the operating company finances the infrastructure it must recognize it as a financial asset if the grantor has the primary responsibility of paying the operator for the services (the D13 financial model), or as an intangible asset in other cases (the D14 intangible model).

Draft interpretation D13 (the financial asset model)

Financial assets that result from the application of draft interpretation D13 are recorded in the balance sheet under a specific heading “Financial operating assets”. They are accounted for at their amortized cost. Unless there is a specific indication in the contract, the effective interest rate corresponds to the average weighted cost of capital of the companies carrying the assets concerned.

Revenue from ordinary activities includes the return on the financial operating asset (excluding repayment of the principal), the operating revenue and the revenue recognized at completion method in the case of financial operating assets under construction (in accordance with accounting standard IAS11).

Draft interpretation D14 (the intangible asset model)

The intangible assets that result from the application of draft interpretation D14 are recorded in the balance sheet under a specific heading “Intangible assets linked to concessions”. These assets are amortized over the life of the contract, usually on a straight-line basis.

In this intangible asset model, revenue from ordinary activities reflects operating revenue and revenue recognized at completion method in the case of intangible assets under construction (in accordance with accounting standard IAS11).

The choice of the financial-asset or intangible-asset model depends on the “substantive” identity of the payer of the service. Certain contracts, however, provide for a commitment to pay on the part of the grantor. In such cases, the sum of the investment guaranteed by the grantor is accounted for under the financial asset model and the balance under the intangible asset model.

Assets not covered by draft interpretation D12

Veolia Environnement owns infrastructure that does not fall under draft interpretation D12 as at least one of the criteria for recognition has not been met (the nature of the service to the public, control or regulation of the services and setting rates, reversion of the infrastructure). In such cases, the infrastructure is accounted for according to IFRIC 4 or accounting standard IAS 16.

a)	Assets connected with contracts covered by interpretation IFRIC 4: "Determining whether an arrangement contains a lease". The interpretation aims to identify contract terms, which without having the legal form of a leasing contract, give clients the right to use a group of assets in return for rental payments that are included in the total return from the contract. It identifies in such agreements, on the basis of the split of risks and rewards, a leasing contract, which is then analyzed and accounted for according to the criteria of accounting standard IAS 17. The contract operator then becomes a lessor in relation to its clients. When this lease transfers the risks and rewards of the asset according to the criteria of IAS 17, the operator does not recognize it as a tangible asset but as a financial asset to reflect the corresponding financing.

These financial assets are recorded under the balance-sheet heading “Financial operating assets” and are accounted for at amortized cost.

b)	Tangible assets

Infrastructure related to contracts that do not fall under either of the two previous categories is recorded in tangible assets. In accordance with accounting standard IAS 16, the approach by component is used.

Appendix 1

BALANCE SHEET AT 31 DECEMBER 2005 – ADJUSTED FOR THE EARLY APPLICATION OF THE DRAFT IFRS INTERPRETATIONS RELATED TO D12/D13/D14

(€ million)		D12	31/12/05
	31/12/05	Adjustments	adjusted

Goodwill	4,863.1	-110.8	4,752.3
Intangible assets linked to concessions	-	1,841.2	1,841.2
Other intangible assets	1,171.5	109.9	1,281.4
Tangible assets linked to concessions	5,629.5	-5,457.5	6,894.0
Tangible assets	6,722.0
Investments accounted for using the equity	201.5	-	201.5
method
Investments accounted for using the cost	209.5	-	209.5
method
Long term IFRIC 4 financial receivables	1,901.9	3,339.1	5,241.0
Long-term financial operating assets	-
Derivative instruments – Asset	249.0	-	249.0
Other long-term financial assets	692.5	-0.9	691.6
Deferred tax – Asset	1,127.3	7.4	1,134.7

Non-current assets	22,767.8	-271.6	22,496.2

Inventories and work in progress	646.2	-11.0	635.2
Accounts receivable	10,112.3	311.8	10,424.1
Short-term IFRIC 4 financial receivables	163.5	42.4	205.9
Short-term financial operating assets	-
Other short-term financial receivables	221.2	-	221.2
Marketable securities	60.7	-	60.7
Cash and cash equivalents	2,336.1	-	2,336.1

Current assets	13,540.0	343.2	13,883.2

Assets from discontinued operations	1.6	-	1.6

TOTAL ASSETS	36,309.4	71.6	36,381.0

Share capital	2,039.4	-	2,039.4
Additional paid-in capital	6,499.1	-	6,499.1
Retained earnings and net income	-4,735.9	-12.4	-4,748.3
Minority interests	1,890.9	-2.9	1,888.0

Shareholders’ equity	5,693.5	-15.3	5,678.2

Non-current provisions	1,613.6	7.8	1,621.4
Long-term financial debt	13,722.8	-	13,722.8
Derivative instruments – Liability	154.5	-	154.5
Other long-term debt	207.8	-4.1	203.7
Deferred taxes – Liability	1,124.1	80.9	1,205.0

Non-current liabilities	16,822.8	84.6	16,907.4

Accounts payable	10,374.3	-4.5	10,369.8
Current provisions	773.8	6.8	780.6
Short-term financial debt	2,138.2	-	2,138.2
Bank overdrafts	506.8	-	506.8

Current liabilities	13,793.1	2.3	13,795.4

Liabilities from discontinued operations	-	-	-

TOTAL LIABILITIES	36,309.4	71.6	36,381.0

Appendix 1

INCOME STATEMENT AT 30 JUNE 2005 - ADJUSTED FOR THE EARLY APPLICATION OF THE DRAFT IFRS INTERPRETATIONS RELATED TO D12/D13/D14

(€ million)		D12	30/06/05
	30/06/05	Adjustments	Adjusted

Revenue from ordinary activities	12,148.3	158.5	12,306.8

Of which revenue from ordinary activities linked to	53.2	110.7	163.9
financing for third parties
Cost of sales	-9,939.6	-141.3	-10,080.9
Selling costs	-222.0	-	-222.0
General and administrative costs	-1,129.1	2.7	-1,126.4
Other operating costs and revenue	95.2	-13.2	82.0

Operating income	952.8	6.7	959.5

Cost of net financial debt	-324.1	-9.0	-333.1
Other financial income and expenses	30.0	-1.3	28.7
Income tax	-236.7	0.7	-236.0
Equity in net income from affiliates	5.6	-	5.6

Net income before earnings from discontinued	427.6	-2.9	424.7
operations and minority interests

Net income from discontinued operations	-	-	-

Net income before minority interests	427.6	-2.9	424.7

Minority interests	108.5	-0.7	107.8

Net income	319.1	-2.2	316.9

Net earnings per share (€)
Diluted	0.81	-	0.81

(€ million)	30/06/05	Remuneration of financial operating assets	Elimination of cash flows linked to tangible assets	Revenue from stage of completion on construction contracts	Others	30/06/05 Adjusted

Revenue from	12,148.3	110.7	-146.9	196.7	-2.0	12,306.8
ordinary activities

Appendix 1

CONSOLIDATED CASH FLOW STATEMENT AT 30 JUNE 2005 - ADJUSTED FOR THE EARLY APPLICATION OF THE DRAFT IFRS INTERPRETATIONS RELATED TO D12/D13/D14

(€ million)		D12	30/06/05
	30/06/05	Adjustments	adjusted

Net income	319.1	-2.2	316 .9
Share of minority interests	108.5	-0.7	107.8
Operating depreciation, amortization, provision and	860.6	-65.2	795.4
impairment losses
Financial amortization and impairment losses	-24.9	0.2	-24.7
Capital gains/losses and dilution	-33.9	-0.2	-34.1
Earnings of affiliates	-5.6	-	-5.6
Dividends received	-4.0	-	-4.0
Cost of net financial debt	324.1	9.0	333.1
Taxes	236.9	-0.7	236.2
Other items	4.9	0.8	5.7

Cash flow from operations	1,785.7	-59.0	1,726.7

Change in receivables from D14 assets (stage of	-	-56.0	-56.0
completion on construction contracts)
Change in working capital requirement excluding	-195.8	4.3	-191.5
receivables on D14 assets
Tax paid	-176.0	-	-176.0

Net cash flow from operating activities	1,413.9	-110.7	1,303.2

Investments in property, plants and equipment	-868.1	147.0	-721.1
Proceeds from disposals of industrial assets	74.1	-0.6	73.5
Financial investments	-464.4	-	-464.4
Proceeds from sale of financial assets	87.1	-	87.1
Investment contracts defined under IFRIC 4:
New IFRIC 4 receivables	-84.3	84.3	-
Repayment of receivables under IFRIC 4	82.8	-82.8	-
Financial operating assets:
New financial operating assets	-	-183.7	-183.7
Repayments of financial operating assets	-	155.5	155.5
Dividends received	9.5	-	9.5
Disbursements on long-term interest bearing notes	-340.8	-	-340.8
receivable
Repayments on long-term interest-bearing notes	374.9	-	374.9
receivable
Change in short-term financial receivables	30.4	-	30.4
Purchases/ sales of marketable securities	123.4	-	123.4

Net cash flow provided by investing activities	-975.4	119.7	-855.7

Change in short-term financial debt	-1,580.1	-	-1,580.1
New loans and other long-term debt	1,399.7	-	1,399.7
Repayment of loans and other long-term debt	-1,397.3	-	-1,397.3
Increase in capital	-	-	-
Purchase of treasury shares	-	-	-
Dividends paid	-352.4	-	-352.4
Interest paid	-248.0	-	-248.0

Net cash flow provided by financing activities	-2,178.1	-	-2,178.1

Opening cash and cash equivalents position	4,240.2	-	4,240.2

Currency effects and miscellaneous	129.1	-9.0	120.1

Closing cash and cash equivalents position	2,629.7	-	2,629.7

Cash and cash equivalents	3,171.1	-	3,171.1
- Cash liabilities	541.4	-	541.4

Closing cash and cash equivalents position	2,629.7	-	2,629.7

Appendix 2

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2006

(€ million)	31/12/05	30/06/06
	Adjusted

BALANCE SHEET: ASSETS
Goodwill	4,752.3	4,769.3
Intangible assets linked to concessions	1,841.2	1,872.1
Other intangible assets	1,281.,4	1,257.3
Tangible assets	6,894.0	6,898.8
Investments accounted for using the equity method	201.5	166.2
Investments accounted for using the cost method	209.5	347.5
Long-term financial operating assets	5,241.0	5,038.9
Derivative instruments – Asset	249.0	125.5
A – Of which revaluation of hedging instruments at fair value	161.1	9.1
Other long-term financial operating assets	691.6	510.6
Deferred tax –Asset	1,134.7	1,113.3

Total non-current assets	22,496.2	22,099.5

Inventories	635.2	678.3
Accounts receivable	10,424.1	10,451.0
Short-term financial operating assets	205.9	303.1
Other short-term financial assets	221.2	280.5
Marketable securities	60.7	75.5
B – Cash and cash equivalents	2,336.1	2,642.0

Total current assets	13,883.2	14,430.4

Assets from discontinued operations	1.6	-

Total assets	36,381.0	36,529.9

CONSOLIDATED BALANCE SHEET: LIABILITIES
Share capital	2,039.4	2,044.3
Additional paid-in capital	6,499.1	6,528.1
Retained earnings	-5,370.5	-5,063.7
Net income	622.2	444.5

Shareholders’ equity	3,790.2	3,953.2

Minority interests	1,888.0	2,047.7

Shareholders’ equity and minority interests	5,678.2	6,000.9

Non-current provisions	1,621.4	1,625.3
C – Long-term financial debt	13,722.8	12,630.9
Derivative instruments – Liability	154.5	198.1
D – Of which revaluation of hedging instruments at fair value	-	69.2
Other long-term debt	203.7	208.8
Deferred tax - Liability	1,205.0	1,202.0

Total non-current liabilities	16,907.4	15,865.1

Accounts payable	10,369.8	10,195.1
Current provisions	780.6	699.5
E – Short-term financial debt	2,138.2	3,192.0
F – Bank overdrafts	506.8	577.3

Total current liabilities	13,795.4	14,663.9

Liabilities from discontinued operations	-	-

Total liabilities	36,381.0	36,529.9

Net financial debt = C+D+E+F-A-B

Appendix 2

CONSOLIDATED INCOME STATEMENT AT 30 JUNE 2006

(€ million)	30/06/05	30/06/06
	Adjusted

Revenue from ordinary activities	12,306.8	13,997.7
Of which revenue from ordinary activities linked to	163.9	175.1
financing for third parties
Cost of sales	-10,080.9	-11,407.6
Selling costs	-222.0	-248.3
General and administrative costs	-1,126.4	-1,253.2
Other operating costs and revenue	82.0	36.4

Operating income	959.5	1,125.0

Cost of net financial debt	-333.1	-331.0
Other financial income and expenses	28.7	-20.1
Income tax	-236.0	-252.7
Equity in net income of affiliates	5.6	4.0

Net income before earnings from discontinued	424.7	525.2
operations and minority interests

Net income from discontinued operations	-	54.0

Net income before minority interests	424.7	579.2

Minority interests	107.8	134.7

Net income	316.9	444.5

Net earnings per share (€)
Diluted	0.81	1.12
Net earnings per share from continuing operations (€)
Diluted	0.81	0.98

The number of non-diluted shares outstanding at June 30, 2006 was 393.4 million versus 390.3 million at June 30, 2005.
The number of diluted shares outstanding at June 30, 2006 was 397.7 million versus 391.8 million at June 30, 2005.

Appendix 2

CONSOLIDATED CASH FLOW STATEMENT AT 30 JUNE 2006

(€ million)	30/06/05	30/06/06
	Adjusted

Net income	316.9	444.5
Share of minority interests	107.8	134.7
Operating depreciation, amortization, provision and
impairment losses	795.4	807.3
Financial amortization and impairment losses	-24.7	3.7
Capital gains/losses on disposals and dilution	-34.1	-33.6
Earnings of affiliates	-5.6	-4.0
Dividends received	-4.0	-7.8
Cost of net financial debt	333.1	331.0
Taxes	236.2	202.1
Other items	5.7	34.7

Cash flow from operations	1,726.7	1,912.6

Change in working capital requirement	-247.5	-311.3
Taxes paid	-176.0	-160.9

Net cash flow provided by operating activities	1,303.2	1,440.4

Investments in property, plants and equipment	-721.1	-793.1
Proceeds from disposals of industrial assets	73.5	55.2
Financial investments	-464. 4	-251.4
Proceeds from sales of financial assets	87.1	170.8
Financial operating assets:
New financial operating assets	-183.7	-158.9
Repayment of financial operating assets	155.5	242.7
Dividends received	9.5	9.8
Disbursement on long-term interest-bearing notes receivable	-340.8	-9.6
Repayments of long-term interest-bearing notes receivable	374.9	52.2
Change in short-term financial receivables	30.4	-65.5
Purchases/sales of marketable securities	123.4	-9.9

Net cash flow provided by investing activities	-855.7	-757.7

Change in short-term financial debt	-1,580.1	60.1
New loans and other long-term debt	1,399.7	590.6
Repayment of loans and other long-term debt	-1,397.3	-543.9
Increase in capital	-	121.6
Purchase of treasury shares	-	58.4
Dividends paid	-352.4	-411.7
Interest paid	-248.0	-313.2

Net cash flow provided by financing activities	-2,178.1	-438.1

Opening cash and cash equivalents position	4,240.2	1,829.3
Currency effects and miscellaneous	120.1	-9.2

Closing cash and cash equivalents position	2,629.7	2,064.7

Cash and cash equivalents	3,171.1	2,642.0
- Cash liabilities	541.4	577.3

Closing cash and cash equivalents position	2,629.7	2,064.7

Appendix 2

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(€ million)	30/06/05	30/06/06
	Adjusted

Recurring operating income	955	1,125
Disposal of the Clemessy nuclear business	5	-

Operating income	960	1,125

FROM RECURRING NET INCOME TO NET INCOME

(€ millions)	30/06/05	30/06/06
	Adjusted

Recurring net income	317	377
Income from discontinued operations	-	54
Other	-	14

Net income	317	445

Appendix 2

CHANGE IN NET FINANCIAL DEBT

(€ million)	30/06/05	30/06/06
	Adjusted

Opening net financial debt	-13,059	-13,871

Cash flow from operations	1,727	1,913
Tax paid	-176	-161
Interest paid	-248	-313
Capital expenditures for maintenance and ongoing growth	-1,061	-1,012
Repayment of financial operating assets	156	243
Change in working capital requirement	-248	-311
Disposals of industrial assets and miscellaneous	156	226
Others	-	70

Free cash flow before new major projects	306	655

Strategic disposals of assets	-	-
New major projects and acquisitions	-416	-338
Increase in capital	12	120
Dividends paid	-365	-414
Change in other financial receivables	188	17
Other changes (including currency)	-281	13

Closing net financial debt	-13,615	-13,818

Appendix 3

Glossary

IFRIC	International Financial Reporting Interpretation Committee: the body that interprets IFRS accounting standards

Revenue	Revenue from ordinary activities

Recurring net income	The company’s recurring net income corresponds to the recurring part of operating income, cost of net financial debt, other financial income and expenses, equity in the net income of affiliates, minority interests and standard income tax.

Free cash flow before new major projects	Cash flow from operations – tax and interest paid +/- WCR – maintenance and growth capital expenditure net of disposals + repayment of financial operating assets + dividends received.

Financial operating assets	Financial receivables of industrial and municipal clients, established under the IFRIC4 interpretation and draft interpretation D13

IFRIC4 interpretation	An interpretation whose aim is to identify among service contracts leasing contracts and ultimately financial leasing contracts.

Cash flow from operations	Cash flow from operations before tax and interest expense, as defined by the CNC’s recommendation of October 27, 2004

Cost of net financial debt	It represents the cost of gross financial debt, including the related income/cost of hedging interest rates and currencies, less interest income from net cash and cash equivalents.

Net financial debt	Net financial debt = C+D+E+F-A-B (see Consolidated balance sheet at 30 June 2006 – appendix 2)

Net income from discontinued operations	This is the sum of costs and income, net of tax, connected with activities that have been, or are in the course of being, disposed of, in accordance with accounting standard IFRS 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel